SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549



                              FORM 10-SB
            GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                  SMALL ISSUERS UNDER SECTION 12 (b)
                                 OR
              12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                  INTERNATIONAL GROUP HOLDINGS, INC.
            (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)
                  International Building
                  2457 East Sunrise Boulevard
                  Ft. Lauderdale, Florida 33304


   (STATE OR OTHER JURISDICTION OF (IRS EMPLOYER IDENTIFICATION NO.)
                           UTAH                   43-198-8515

	SECURITIES TO BE REGISTERED UNDER SECTION 12 (b) OF THE ACT

                           NONE


     SECURITIES TO BE REGISTERED UNDER SECTION 12 (g) OF THE ACT
          COMMON STOCK, $.001 PAR VALUE PER SHARE



				(TITLE OF CLASS)







           INTRODUCTION
This is a Registration Statement on Form 10-SB relating to the common stock, par value $.001 per share of International Group Holdings, Inc., a Utah corporation
(hereinafter referred to as IGHI or the Company). IGHI has voluntarily filed this Registration Statement in order to register its common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended
(the Exchange Act), so as to permit the common stock to trade on the OTC Electronic Bulletin Board. The
Registration Statement contains the information required by Alternative 3 of Form 10-SB. From March 29, 1998 until March 2, 1999, the common stock has traded on the OTC Electronic Bulletin Board under the symbol TOCH.
From March 3, 1999 through May 2, 2000, it has traded under the symbol GCSC. Commencing on May 3, 2000 the common stock has traded under the symbol GCSCE.OB on the pink sheets From April 3, 2003, the common stock has traded under the symbol IGHI on the pink sheets

            FORWARD-LOOKING STATEMENTS
The following statements are or may constitute forward-looking statements:
1. Statements set forth in this Registration Statement, regarding possible assumed future results of operations, IGHIs ability to generate positive cash flows in the future, and IGHIs ability to expand its operations;
2. Any statements preceded by, followed by or that include the words believes, expects, predicts, anticipates, intends, estimates, should, may or similar expressions; and
3. Other statements contained or incorporated by reference in this Registration Statement regarding matters that are not historical facts.
Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such factors include:
     - general economic and business conditions;
     - technology changes;
     - competition;
     - changes in business strategy or development plans;
     - the ability to attract and retain qualified management and staff;
     - liability and other claims which might be asserted against IGHI;
     - the failure to operate profitably or the inability to achieve positive cash flow. Such statements speak only as of the date that they were made, and undue reliance should not be placed on such statements. IGHI's independent public accountant has not examined or compiled the forward-looking statements and, accordingly, does not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that IGHI may issue in the future. IGHI does not undertake any obligation to release publicly any revisions to such forward-looking statements after the effective date of this Registration Statement, except as required by law.


PART I

Item 1              DESCRIPTION OF BUSINESS
     CORPORATE HISTORY
The Company is the surviving corporation of a merger between International Group Holdings, Inc. (IGHI) and Global Cyber Sports.Com
Inc. (GCSC) which was approved by the shareholders of both Corporations.
For accounting purposes, the merger has been treated as a reverse acquisition (acquisition) with GCSC being deemed to acquire IGHI.
On February 6, 2003 SEC Form 15-12g-4(a)(1)(ii) was filed to terminate the Companys prior registration under the 1934 Act. (See SEC file
No. 000-29767.) IGHI was incorporated on December 19, 2002 in
The State of Florida. Under the terms of the acquisition IGHI was acquired by GCSC. After the acquisition, IGHI ceased operations as a Florida corporation.
IGHI was acquired by GCSC on April 3, 2003. On April 3, 2003
GCSC changed its name to International Group holdings, Inc. (IGHI)
IGHI trades over the counter on Pink Sheets LLC under the symbol IGHI.
At the time of the acquisition, IGHI acquired the following
Companies and assets:  International Yacht Sales Brokerage and
Charter (IYSBC)and Emedi8 a IYSBC Information Technology division; International World Realtors (IWR); International
Marine Services (IYSBC); International Boat Services, Inc.(IYSBC); International Offshore, Inc. (IYSBC).
At the time of the acquisition GCSC had 94660470 outstanding shares of common stock. Under the acquisition, IGHIs shareholders received 66,666,666 shares of GCSC common stock in exchange for 10000000 shares of IGHI common stock. At the time of the acquisition all 94660470 outstanding shares of GCSC common stock were reduced on a 1.5 for 10 basis, making the total stock of the company 14199071 shares of common stock. After the acquisition, IGHI issued an additional 700000 shares under
Section 4(2) of the Securities Act to three parties as payment for consulting and independent contracting services. (See Part II, Item 4.)
After the acquisition, the Company also issued 255000 shares to Shelton J. Merrill (designated trustee) as security against prior
GCSC shareholder loans in the amount of $51000.00 USD.  (See Exhibit 2.1.
and Part II, Item 4.) After the acquisition, the Company also issued 425,000 shares to members of its Board of Directors as a stipend for serving on the Board. (See Item 6.) In June, 2003 the Company sold
97000 shares under Rule 504 Regulation D under the Securities Act.
(See Part II, Item 4.) Accordingly, the total number of issued and outstanding shares of IGHI stock is 15576071.
The purpose of the reverse acquisition of IGHI was to permit GCSCs shareholders the opportunity to benefit from anticipated growth in IGHIs yacht, real estate and information technology businesses. IGHI has documented profitability in its franchise business activities.
At the time of the merger GCSC had discontinued its primary business since GCSC had lost its contract with TSS&P to sell sports merchandise and memorabilia on the worldwide web.
     BUSINESS OF THE COMPANY
IGHI is a holding company with the specific strategy of owning or taking an equity position within companies which offer products or services globally through a license and a networked sales force. IGHI offers these companies not only the benefits of a publicly traded corporation and the profiling thereof, it also allows each business to draw upon the business skills and experience of the core management to develop each of the companies globally. Through its Information Technology (IT) division d/b/a Emedi8, IGHI has developed proprietary software and systems for the development of these sales networks that have been developed over the last
5 years. Emedi8s IT platforms are developed and in use by IYSBC. Income to Emedi8 is derived from the maintenance of the software in place for the yacht sales operation as well as the development of the software for the recruitment, Yachtmaster training and the real estate sectors.
The following two Companies comprise IGHI and are 100% owned and operated by IGHI:
     INTERNATIONAL YACHT SALES BROKERAGE AND CHARTER (IYSBC)
IYSBC is a globally trading franchise, marketing and management Company with a growing market share. Specifically, all IYSBC franchise offices are linked by proprietary software (Online office) and marketing, legal support and financial controls are centralized through the central office. With 20 offices already on the network and more projected to come online, IYSBC is presently a profitable operation. New franchise operations require an initial license fee of $10,000.00 per unit payable to IYSBC and pay a fifteen percent (15%) net franchisee fee revenue return to IYSBC on each sale generated. IYSBC projects sales targets of $12 million USD in gross sales this year based upon targeted growth.
     IYSBC COMMISSION STRUCTURE
In the United Kingdom (UK) franchisees are limited by rule to a six percent (6%) commission on brokered yacht sales. Elsewhere (including the United States), the average commission paid to a franchisee on brokered yacht sales is ten percent (10%). Typically, the salesperson and/or sales placement person receivesa combined total of fifty percent 50% of the franchisee?s commission. IYSBC receives 15% of the remaining fifty percent (50%) of the commission payable to the franchisee.
International Marine Services, International Boat Services, Inc., and International Offshore, Inc. were Companies acquired by IGHI with its acquisition of IYSBC. Each of these Companies are wholly owned by IYSBC.
IGHI and IYSBC have no plans to utilize or develop these Companies at this time.
     INTERNATIONAL WORLD REALTORS (IWR)
IWR utilizes the same approach as IYSBC and will operate in the real estate sector. Although not fully operational, IWR will operate in the same manner as the yacht sales network except in the real estate sector.
With demand in the real estate sector high in many locations globally and the ability to utilize the proprietary single data input software created by Emedi8, the Company believes that it has a great market advantage. IWR believes that the centralizing of its marketing and office support through graphic design and IT marketing gives the sales force of the Companys and its franchisees tremendous advantages over the established independents and smaller networks.
     LETTERS OF INTENT
International Yachtmaster Training has a 6 year history of development of internationally recognized levels of certification and training of captains and crews for both recreational and commercial maritime licensing. 14 schools are currently in operation worldwide with 21 different coastguard approvals. Contingent upon financing and completion of due diligence, IGHI intends to purchase a 30% interest in IYT which the Company believes has the potential to further strengthen IGHIs international yacht sales.
World Wide Connect is a web hosting and development company that blends well with IGHIs Information Technology division, Emedi8. It will derive its income from hosting websites and sale and development of over 1,000 websites in its inventory. It also owns a telephone company based in Florida and licensed in 17 additional states. A subdivision of WWC is a MasterCard debit and credit facility, which is currently being developed on a worldwide basis. Contingent upon completion of due diligence, IGHI intends to purchase 100% of WWC.
       RISK FACTORS
The Company perceives that it is subject to multiple risks, which holders of its shares of common stock should carefully consider. The risks outlined below are not the only risks the Company faces. Unknown additional risks may also impair the Companys business.
IGHI HAS A LIMITED OPERATING HISTORY UPON WHICH ONE CAN EVALUATE THE
COMPANYS POTENTIAL FOR FUTURE SUCCESS.
IGHI has a limited operating history upon which one can evaluate the Companys potential for future success. The Company should be evaluated in light of current and future earnings, anticipated acquisitions, the net asset value of the holdingcompany and the cumulative business and professional backgrounds of the current members of the Board of Directors of IGHI and its subsidiary companies.
As a result of IGHIs limited operating history, its plan for rapid growth, and theincreasingly competitive nature of the markets in which the Company will operate,its historical financial data is of limited value in evaluating its future revenue and operating expenses.

      THE COMPANY WILL REQUIRE ADDITIONAL CAPITAL TO REACH ITS POTENTIAL. Presently, the Company derives its capital from International Yacht Sales Brokerage and Charter (IYSBC). Such capital is sufficient for the Company to operate its primary businesses and generate a profit. However, in order for IGHI to realize its potential, it will require additional capital to pursue its goals and to capitalize on its investments.

      COMPETITION
IGHI has competition in all the market places in which it operates. However, IGHI believes that it has a competitive advantage over its competition and is well positioned to compete successfully within the global marketplace based upon the following:
The businesses of IGHI are based on three simple core principles. They are as follows:
1. Control and communication. All the data for the sales operations including customer details, product or services details and pricing is stored and accessed from a single online office offering single data entry and extremely fast and efficient use of the data by the sales operations and customers alike. This has been developed by Emedi8 over three years and is very leading edge back office software.
2. Motivated Sales force. The sales force is motivated and working for itself under license and while developing a business for themselves, they develop a larger business and network as a result of their efforts. Rewards are based on results and therefore more successful operations, which work hard and invest in the development of their own business, are not held back or hindered by the less productive locations.
3. Low cost focused business model. The business model is low cost, modular and employs the best of the classic licensee operation with those benefits afforded by a developed networked sales force. IGHI has very little in the way of costs while having proportionally much more potential return. All individuals within the system are driven by sales and the sales culture of the business.
The business is kept simple, focused and working within a market sector, which is prime for consolidation and the application of technology. Within one year, IYSBC has grown into the second largest marine brokerage sales operation in the United Kingdom (UK) based on stock held for sale. The Company projects that after another year of growth, it could be the largest in the UK and possibly Europe. Additionally, the USA market appears to be developing along similar lines as its UK counterpart.
	THE PRICE OF THE COMPANY'S COMMON STOCK HAS BEEN DETERMINED BY THE MARKET. IGHIs common stock now trades on the Pink Sheets under the symbol IGHI. As a result of past trading activity, the quoted price for the common stock is not necessarily a reliable indicator of its fair market value. The price at which the common stock will trade in the future may fluctuate significantly as a result of a number of factors, including the following:
      * Quarterly variations in operating results;
      * Large purchases or sales of the common stock;
      * Actual or anticipated announcements of new business partners or competitors;
      * General conditions in the markets in which IGHI competes; and
      * Worldwide economic and financial conditions.

      EMPLOYEES
The Company currently has five directors to operate its business. The directors providing services to the Company are being compensated for the provision of their services through shares of the Companys common stock.

The Company's website is www.Igroupholdings.com

Item 2 MANAGEMENT?S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS
      OVERVIEW.
The following analysis for the results of operations and financial condition of the Company should be used in conjunction with the financial statements, including the notes thereto, of the Company contained elsewhere in this Registration Statement.

2002
Prior to the acquisition (merger), IYSBC for the year 2002 had $5,190,000 million in gross sales with $271,619 in revenues and showed a profit of $186,117.79.
2002 vs. 1st quarter 2003
In 2002 and through March 31, 2003 the Company had no revenues while it was GCSC. For the first quarter of 2003, International Group Holdings, Inc. through its subsidiary Company IYSBC had $ 35,537.77 in revenues based upon $741,727.00 in gross sales and posted a loss of $16,795.17.
2002 vs. 2nd quarter 2003
In 2002 and through April 3, 2003 the Company had no revenues while it was GCSC. After the merger the Company operated as IGHI and had $86,195.49 in revenues based upon $5,093,877.39 in gross sales during the second quarter of 2003 and showed a profit of $19,425.44.
	LIQUIDITY, ASSETS AND CAPITAL RESOURCES
Prior to the merger the Company had no liquidity, assets or capital resources. The Company presently has $19,500 in liquidity and $4,341,431 in assets and capital resources.
The Company anticipates increased cash demand as it develops other segments of its business. The Company anticipates that these funds will be available for these purposes from its present operations. However, no assurances exist that such funds will continue to be available to the Company for this purpose; and, if available, that such funds will be made available upon terms acceptable to the Company.
	OVERVIEW OF THE BUSINESS CONCEPT.
All of the companies owned by IGHI have a very similar theme. They are businesses which offer products or services with a global footprint in terms of developed markets, marketability and branding. Additionally all the products and services provided by the companies within IGHI can be successfully marketed and sold over the internet through publicly viewable web pages. Most importantly, the sales are underpinned by a sales force, which works for itself within a proven and developed sales process developing not only the bigger network and global brand but also a niche business for themselves, which they own and benefit from. A key ingredient is the people factor, a motivated sales force who not only offer the people contact customers require today, they also source and provide the stock for the network to sell and they absorb their own hard costs for day to day business while benefiting from the centralized marketing, IT and global brand name.
We have in effect with the software created a global sales floor not dissimilar to the stock exchange so that we can trade products and services worldwide. For instance,if we look at the yacht sales operation, we can see the following trends:
      * IYSBC has grown to 20 offices in less than one year in very hard trading conditions.
      * IYSBC has the potential to grow throughout the world both in the private leisure and the commercial sectors.
      * IYSBC does not have any major burden from overhead such as large staff numbers, offices to rent, or stock.
      * IYSBC benefits from excellent returns on sales, which will only grow by virtue of increased market share as our volume of vessels, grow and the business evolves.
      * Vertical and horizontal growth and development is already underway offering more to the licensees and therefore more to the customers in both stock and services.

IYSBC is already profitable. IYSBC has very little ongoing costs outside of marketing (low cost internet focused marketing), IT development and small managerial burden. As more licensee offices are added and as we develop the business into the marine services sector, we will see more profitability without increased burden, as all the systems are held online. Literally one office can service the whole world for marketing and IT purposes. Crucially this office is paid from sales, they are profit driven so the sales,marketing and IT wing of IYSBC is focused on improving the software and the marketing of the company at all times to not only make the business more attractive to new licensees, but also to maximize the profitability of the existing licensees.
IYSBC has a goal of 40 offices in the next 12 months. This will include a much bigger presence in the USA and Europe as well as the fuller development of the UK market. In real terms, it is important to understand that if the business can be successful in the UK where there are approximately 550,000 boats, we can see that the USA operation will be much larger and be able to grow a lot quicker as a result of the vastly bigger marketplace. (The USA Market has some 7,000,000 registered boaters)IYSBC has also begun the development of the very large and relatively unstructured commercial vessels market. This is bigger than the private leisure market and operates very differently in many ways but our centralized office and marketing skills are needed here more so than in the private market place. The volume sales in this sector are larger than the private sector. IYSBC will be developing this sector under the brand of International Commercial Shipping and believes that it has already begun to see success in this sector. The completion of the purchase of an equity position within International Yacht Master Training will open up further avenues for business including the sales of training franchises in Europe, the sales of yacht sales franchises into established training establishments hungry for viable income streams and synergistic businesses such as crew agencies and crew financial services. Emedi8 will also be developing an online office for IYT as well as the crew agency and financial services.
IYT has a globally marketable training operation and more importantly is recognized by over 20 countries world wide already. Thus, anyone undertaking a course through an IYT accredited school can sail almost worldwide already due to the worldwide accreditation of the brand. IYT receives income from both the onsite training in Fort Lauderdale but also license fee income from the accredited operations globally. Further income streams are under development including online courses,training manuals and merchandising. IYT is one of only two companies who are recognized by both the United States Coast Guard (USCG) and the Marine Coastguard Agency (MCA). IYT is the only company who is recognized by 5 primary regulatory bodies or more. IYT is a business generating sales income and a market presence. Funding through IGHI is specifically to develop the Southern hemispheremarkets as well as the systems and IT. This will make IYT more accessible, more cost effective and therefore more attractive in the marketplace. IYT has a target of 300 operational accredited training facilities in less than 2 years. It is also expected that IYSBC will benefit from approximately 10 or 20% new office pickup from these new
IYT operations.

     Real Estate Sector.
IWorldRealty (IWR) is already being developed. Initial acquisition plans were changed to a more suitable real estate operation in the USA and these negotiations are well underway. It is envisaged that IWR will be a mirror image of IYSBC, except in the real estate sector, and this business model has already proved successful for several major brands in this marketplace. IGHI believes that IWR has a real market advantage through the developed online office and single data input software already developed coupled with the proven and highly successful licensee network operation. The licensee business model has already proved highly successful for several large real estate brokerage operations. IWR benefits from better back office software and support(as developed through the IYSBC operation) and with the global footprint available as a result of the software, IWR has the opportunity to become not only successful as a network within country borders, but will be able to cross these borders with both marketing and sales. IWR has a bigger market in which to develop and has even less burden per sale than the yacht sales operation. Income will be derived on each sale for marketing costs, with more income derived from the closing operation, which is also under development now.

      Information Technology Division (IT)
Emedi8 already has a tremendous amount of work through IYSBC and IWR. The completion of the two acquisitions will also include the development of further software for both of these companies on a fee payable basis for the development as well as the ongoing technical support.
World Wide Connect (WWC) brings over 1000 websites as well as servers and mother IT marketing/media requirements, which will all, fit in under the IT banner. A bringing together of the programming operations is expected as these can be achieved anywhere in the world for global sales. The development of the sales force for Emedi8 is the next step to market the proprietary software into other operations such as truck sales, camper sales and even aircraft.

IGHI management believes that based upon the success of IYSBC over the past year of operations, its present profitability and projected growth for the coming year that IGHI through IYSBC will remain profitable while its real estate Company (IWR) develops along the same business model. Further, IGHI management believes that the acquisition of an equity position within IYT will enhance the profitability of IYSBC. Additionally, IGHI management believes that the acquisition of WWC has the potential to increase software and web hosting revenues for Emedi8 as well as generate additional outside revenues to IGHI by developing WWCs telephone and worldwide credit card operations.

IGHI has 5 directors of the company who will all answer to the shareholders of the company on a yearly basis. Each director brings skills and experience, which have already been parceled, into a more streamlined managerial structure. The ongoing development of this is an added priority of the board to ensure that all parties within the company are proactive, functional and productive.

Item 3                        DESCRIPTION OF PROPERTY
The Company presently rents property in the United Kingdom in Torquay while its U.S. operations are headquartered in Fort Lauderdale, Florida. This combination of facilities is adequate for the Company's present requirements. As the business grows, a larger administrative facility may be established in the United States.

Item 4                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                               OWNERS AND MANAGEMENT

The following table sets forth information as of July 7th, 2003, with respect to the beneficial ownership of the common stock by (i) each person known by the Company to own beneficially 5% or more of the common stock, (ii) each director and officer of theCompany and (iii) all directors and officers as a group. The number of shares of common stock owned are those beneficially owned as determined under the rules of the SEC including any shares of common stock as to which a person has sole or shared voting or investment power and any shares of common stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right. The Company has no outstanding options or warrants or rights to acquire common stock.

  NAME AND ADDRESS                   NUMBER OF              PERCENTAGE
  OF BENEFICIAL OWNER                SHARES OWNED           OWNED
------------------------         --------------------       ------
 Gregg Fryett
 President                           3,495,000              22.2
 50 Reddenhill Road
 Torquay, Devon TQ1 3RR

 Rachel Fryett
 Public Relations Officer            2,000,000              12.8
 50 Reddenhill Road
 Torquay, Devon TQ1 3RR

 David Farr
 Director                               75,000               .48
 2832 University Drive
 Coral Springs, Fl 33065

 Allan Dubrow
 Director                               50,000               .32
 2832 University Drive
 Coral Springs, Fl 33065

 Charles Alliban                        50,000               .32
 Director-Secretary
 The White House, Luscombe Road
 Paignton, Devon TQ3 3ZW UK

 Thomas L. Crabson                      50,000               .32
 Director
 4939 N.W. 58th Avenue
 Coral Springs, Fl 33067

 All executive officers and
 Directors                           5,720,000              36.44
 As a group

Item 5                   DIRECTOR, EXECUTIVE OFFICERS, PROMOTERS
                                AND CONTROL PERSONS
The directors and executive officers of the Company and significant employees of the Company are as follows:

      NAME              AGE      POSITION

David Farr              62       Chairman of the Board and Director

Gregg Fryett            35       President, Chief Executive Officer
                                 and Director

Charles Alliban         51       Secretary-Treasurer and Director

B. Alan Dubrow          51       Director

Thomas L. Crabson       53       Director

Michael H. Mogford      63       Consultant

Rachel Fryett           37       Officer

The Directors of the Company are elected to hold office until the next annual meeting of shareholders and until their respective successors have been elected and qualified.

      DAVID FARR-CHAIRMAN OF THE BOARD
David Farr was appointed Director-on April 3, 2003.
David Farr was elected Chairman of the Board of IGHI on August 8,
2002. Mr. Farr received his Bachelor of Arts degree in Economics from Cambridge University in the United Kingdom in 1962. He holds two Masters of Business Administration degrees that he also received from Cambridge in 1964 in BusinessAdministration and Marketing. Mr.
Farr spent 20 years with Canon Corporation rising to become their number two executive as Senior Vice President and General Manager of Corporate Communications. Mr. Farr was President and Manager of Acquisitions for Turnpike Tobacco and British American Tobacco for six years. He served as an officer for thirteen years in the British Royal Marines and British Secret Intelligence Service. Mr. Farr is also a keynote speaker for GM, Marriot Corp., National Park Service, MIT and Yale University.

      GREGG FRYETT - PRESIDENT AND CHIEF EXECUTIVE OFFICER
Gregg Fryett, a Director of the Company since April 3, 2003, was appointed President and Chief Executive Officer on April 3, 2003.
Gregg Fryett was educated at the Royal Hospital School, a Royal Naval boarding school near Ipswich. Further education was completed at South Devon College of Arts and Technology and included passes in Business Studies, Geography and Mathematics. A six month trainee instructor course at Plas Menai, the Welsh National Water sports Centre lead to the running of sailing centers in Greece, yachts in the UK and Caribbean and plenty of exposure to the idiosyncrasies of the marine leisure industry. Gregg was brought into the yacht sales business in Fort Lauderdale where he worked for three companies in brokerage, new yacht sales and manufacturing. Since 1997, Gregg Fryett has been working in the UK developing the yacht sales operation and software development which has now developed into IYSBC as it is today as well as IWR and Emedi8.

      CHARLES ALLIBAN- SECRETARY, TREASURER
Charles Alliban was appointed as Secretary, Treasurer and Director of the Company on April 3, 2003.
Charles Alliban was formally educated at De La Salle College, Jersey. Charles then moved into a career as a Lloyds broker concentrating on underwriting pleasure vessels and small aircraft while still in Jersey. When Charles moved to the UK, he enrolled and subsequently passed courses at both South Thames College and SW London Colleges securing BEC National Diplomas in Business and Finance and also securing levels 1 and II of the Chartered Association of Certified Accountants. Subsequently Charles was admitted to the Institute of Financial Accountants as an Associate. Charles was subsequently involved with several large projects in the London Hotel property market involving sums in excess of $26m. Concurrently projects were undertaken and overseen for well known institutions such as National Economic Office (NEDO) the British Refugee Council, the Royal British Legion. Charles has relocated to the South West of the UK to focus on his private accountancy practice.

     B. ALAN DUBROW-DIRECTOR
Alan Dubrow was appointed Director on April 3, 2003.
Mr Dubrow received his Bachelor of Science degree in Mathematics from the University of Hartford in 1974, and his Master of Science in Professional Accounting in 1976, from the same university. He received his licenses as a Certified Public Accountant in 1979, from both New Jersey and Florida.
He has worked in the field of public accounting for 27 years, while operating his own firm for the past 17 years. Alan also obtained his life insurance, variable annuity, and series 6 securities licenses in 1999.

     THOMAS L. CRABSON- DIRECTOR
Thomas L. Crabson was appointed Director on April 3, 2003.
Mr. Crabson received his Bachelor of Science degree in Business-Accounting from Southeastern Louisiana University in 1977. He received his Juris Doctorate from Southern University School of Law in 1980 where he was a member of the Moot Court Board, winner of the Best Written Brief and a participant in the Cumberland School of Law Regional Moot Court Competition.
 He is a former Arbitrator with the American Arbitration Association and has 22 years experience as a trial attorney in local, state and federal arenas. He has an extensive corporate and business background. He is currently a member in good standing of the Louisiana State Bar Association.

Item 6               EXECUTIVE COMPENSATION
The following table presents certain information regarding the compensation paid during the previous three fiscal years to all individuals who served as the Company's chief executive officer.
NAME AND                      ANNUAL                      ANNUAL    OTHER
 Anthony Broughton              0                            0
 Gregg Fryett                   0                            0


PRINCIPAL POSITION (1) YEAR        SALARY         BONUS    COMPENSATION
--------------------------          ----          ------     ----

David Farr-Chairman               2003        75,000 shares    0

Gregg Fryett-CEO                  2003       200,000 shares    0

Charles Alliban-Sect-Trea.        2003        50,000 shares    0

B. Alan Dubrow-Director           2003        50,000 shares    0

Thomas L. Crabson-Director        2003        50,000 shares    0

1. None of the individuals named below has received salaries, bonuses and benefits while serving as CEO or an employee for the years indicated.
2. Mr. Broughton was CEO from December 23, 1999 until April 3, 2003.
3. Mr. Gregg Fryett is CEO from April 3, 2003.
No executive employee of the Company has ever earned at least $100,000.

The Company has not adopted any option or similar type of compensatory plan for the benefit of employees, directors and others.

Item 7           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Two Stockholders loaned monies to the corporation with zero interest rate. On April 3, 2003, the company issued 500,000 shares for consulting fees to an independent consultant. Additionally the company issued two payments of 100,000 shares each to two separate independent consultants for services provided.

Item 8           DESCRIPTION OF SECURITIES
As of the date of this Registration Statement, the authorized capital stock of the Company consists of 100,000,000 shares of common stock, $.001 par value, of which 15,701,071 shares are outstanding. There are 237 shareholders of record. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders, including the election of Directors. Accordingly, holders of a majority of shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election if they choose to do so. The Company's Articles of Incorporation do not provide for cumulative voting for the election of directors. Holders of common stock will be entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available, and will be entitled to receive, pro rata, all assets of the Company available for distribution to such holders upon liquidation. Holders of common stock have no preemptive, subscription or redemption rights.

       TRANSFER AGENT
The Company's transfer agent is InterWest Transfer, 1981 East 4800 South, Salt Lake City,Utah 84117.


PART II.

Item 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER MARKET PRICE SHAREHOLDER MATTERS.
The Company's common stock has been quoted on the OTC:BB since March 29, 1998 until March 2, 1999 under the symbol TOCH. Commencing on March 3, 1999, the symbol was changed to GCSC. Commencing on April 3, 2003 the symbol was changed to IGHI. The following table sets forth the high and low bid prices for the common stock for the quarters indicated.

                                    High                Low
April 3, 2003 to present            $0.15            0.01 DIVIDENDS
The Company anticipates paying dividends on the Common Stock of $0.01. The payment of future dividends will be at the sole discretion of the Company's Board of Directors and will depend upon several factors including the profitability of the Company and general business conditions.

Item 2      LEGAL PROCEEDINGS
The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

Item 3      RECENT CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
None

Item 4      RECENT SALES OF UNREGISTERED SECURITIES
No securities that were not registered under the Securities Act of 1933, as amended, (Securities Act) have been sold within the past three years except as follows:

Shares issued under Regulation 144 (restricted) under the Securities Act:

                  Number of         Purchaser or
Date              Shares (Common)   Beneficiary	   Comments
April 3, 2003     10,000,000   IGHI Shareholders   Reference Share Exchange
                                                   Contract

Shares Issued Under Section 4(2) of the Securities Act
April 3 2003      500,000     USA Media, Inc.   Consulting fee
April 3 2003      100,000     Total Race Babe   Consulting fee
April 3 2003      100,000     Able Marine       Consulting fee

Shares Issued Under Rule 504 of Regulation D under the Securities Act
April 3 2003      255,000     Shelton J Merrill	Security on shareholderloans
June 14 2003      20,000      J.D.Sheldon	      At $0.10 for cash
June 14 2003      10,000      M.R.Sheldon	      At $ 0.10 share for cash
June 14 2003      10,000      F.& S. Davis      At $ 0.10 share for cash
June 14 2003      2,000	      F.C. Davis II     At $ 0.10 share for cash
June 14 2003      10,000      S.S.Morrisey      At $ 0.10 share for cash
June 14 2003      10,000      G.S.Wildermuth    At $ 0.10 share for cash
June 19 2003      30,000      P. Murray         At $ 0.20 share for cash
June 19 2003      5,000	      A. Loflier        At $ 0.20 share for cash

Item 5.      INDEMNIFICATION OF DIRECTORS AND OFFICERS
The Companys Articles of Incorporation generally provide for indemnification of each director and officer absent such individuals willful negligence or willful misconduct. This right is in addition to and not in limitation of all other rights to which the individual is entitled as a matter of law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company, the persons have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities
Act and is therefore unenforceable.
Part F/S
The following financial statements of the Company are included in this
 Part F/S:
      * Management?s Report on Internal Controls Over Financial Reporting and Certification of Disclosure Sarbanes-Okley Act of 2002
      * Opening Balance Sheet for the year beginning April 3, 2003
      * Notes to Financial Statements.

       SIGNATURES
In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.
August 19th 2003
     INTERNATIONAL GROUP HOLDINGS, INC.

By: /s/ Gregg Fryett

        ----------------------------
        Gregg Fryett, President






                  EXHIBIT INDEX

Exhibit           Description
1. Financial Exhibits
      1.1. Managements Report on Internal Controls Over Financial Reporting
           and Certification of Disclosure Sarbanes-Okley Act of 2002...... 20
      1.2. Balance Sheet
            1.2.1. Report of Certified Public Accountant................... 21
            1.2.2. Balance Sheet, April 3rd, 2003 ......................... 22
            1.2.3. Notes to Financial Statements.........................23-24
      1.3. 2003 2nd Quarter Earnings Summary............................... 25

2. Contractual Exhibits
      2.1. Agreement for the Exchange of Common Stock between International
           Group Holdings Inc. and Global Cyber Sports.Com Inc............. 26

3. Letters of Intent.
      3.1. Letter of Intent with International Yachtmaster Training........ 33
      3.2. Letter of Intent with World Wide Connect........................ 35

4. Articles of Incorporation
      4.1. Articles of Incorporation ...................................... 37
      4.2. Articles of Amendment to Articles of Incorporation.............. 38

5. Byelaws
      5.1. By-Laws......................................................... 38
      5.2. Amendment to By-Laws............................................ 39

6. Miscellaneous Exhibits
      6.1. Specimen Common Stock Certificate............................... 40


1.0. Managements Report on Internal Controls over Financial Reporting and Certification of Disclosure Sarbanes-Okley Act of 2002

Financial Controls.

IYSBC runs strict financial controls in the UK much the same as a US brokerage operation would with a Client account and operating accounts and funds never mixed except at time of completion of a sale when funds are disbursed as per the final accounting. This final accounting is agreed in writing and signed off on by the seller, the buyer, the brokerage office and broker(s) involved and supplied to the head office for that region prior to closing. There are never any discrepancies at time of closing as everything is agreed before completion.

The client account (Escrow account in the USA) is insured and we also cover bad title insurance for the customers as well as Public Liability insurance for the company.

To meet the requirements of the Sarbanes-Okley Act, we are implementing the following: We will employ Mr. Alliban, the UK accountant, to oversee the UK operational affairs. He will then operate both the client account and the operating accounts and ensure that Head office of IYSBC for instance can compile an MSExcel cash flow or a QuickBooks generated PL statement for the month. Mr. Dubrow, the USA CPA will be contracted to achieve the same for the USA operations but also to bring global trading statements together for each month for each division within IGHI.

It is then envisaged that Mr. Dubrow will compile the IGHI accounts into monthly statements and Qs for the quarters. Upon the completion of the year, Mr. Dubrow and Mr. Alliban can complete the yearly Ks for review by our SEC Accountant, Janet Loss CPA. and put forward audited Ks as a fully compliant company under the new Sarbanes-Okley Act guidelines.

Any new businesses brought into the operation will be fed into this simple and clean accounting policy with not only clear and agreed accounting from the customers but also clear and documented sales figures from each of the operations.

All costs are substantiated by invoices or receipts.


1.1.1. Report of Certified Public Accountant

Janet Loss, C.P.A., P.C.
Certified Public Accountant
1780 South Bellaire Street, Suite 500
Denver, Colorado 80222
303-782-0878

Board of Directors
International Group Holdings, Inc.
International Building
2457 E. Sunrise Boulevard.
Fort Lauderdale, Florida 33304


I have audited the accompanying balance sheet of International Group Holdings, Inc. as of April 3, 2003, (at inception). The balance sheet is the responsibility of the Companys management. My responsibility is to express an opinion on the accompanying balance sheet based on my audit.

I conducted my audit in accordance with generally accepted auditing standards of the United States of America. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
The audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, based upon my audit, the balance sheet at April 3, 2003, (at inception) and referred to above presents fairly in all material respects, the financial position of International Group Holdings, Inc. as of April 3, 2003, in conformity with generally accepted accounting principles of the United States of America, applied on a consistent basis.





________________________________________________
Janet Loss, C.P.A., P.C.

August 6, 2003



1.1.2. Balance Sheet, April 3rd, 2003
      INTERNATIONAL GROUP HOLDINGS, INC.
      BALANCE SHEET.
             April 3, 2003.
ASSETS.
Current Assets:
      Cash                                            $23,431
Fixed Assets:
      Furniture and Equipment (Note 1)                $15,000
      Less accumulated depreciation of                $     0
Investments In: (Note 4)
      International Yacht Sales Group     $1,979,000
      Emedi8                              $1,609,000
      IWorldRealty                        $  450,000
      International Offshore              $   30,000
      International Boat Services         $   25,000
      International Marina Services       $   25,000

           Sub-Total                                  $4,118,000

Other Assets:
      Start-up Assets                                 $  185,000

      TOTAL ASSETS                                           $4,341,431

LIABILITIES AND STOCKHOLDERS? EQUITY

Current Liabilities

      Accrued legal fees                  $  5,000
      Stockholders loans (note 5)         $180,000

      Total Current Liabilities                       $  185,000

Stockholders Equity
      Common Stock, $0.001 Par value
      100,000,000 Shares Authorized,
      outstanding                         $   14,955
      Additional paid-in-capital          $4,141,476

      Total Stockholder Equity.                       $4,156,431

TOTAL LIABILITIES AND STOCKHOLDERS EQUITY.                    $4,341,431
The accompanying notes are an integral part of the financial statement.

1.1.3. Notes to Financial Statements
                  International Group Holdings, Inc.
                  Notes to Financial Statements.

NOTE 1.      SIGNIFICANT ACCOUNTING POLICIES.

      METHOD OF ACCOUNTING.
      The Company records income and expenses on the accrual method.

      CASH AND CASH EQUIVALENT.
      Cash and cash equivalents include consolidated cash on hand, cash on deposits and highly liquid investments with maturities of three months or less.

      FIXED ASSETS AND DEPRECIATION.
      Fixed assets are made up of computers, peripherals, cabinets and furniture. The furniture and equipment was put into use April 3, 2003 and the assets will be depreciated over their estimated useful lives.

      USE OF ESTIMATES.
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 2.     HISTORY.

The Company is the surviving corporation of a merger between International Group Holdings, Inc. (IGH) and Global Cyber Sports.com, Inc. (GCSC). For accounting purposes, the merger has been treated as a reverse acquisition with GCSC being deemed to acquire IGH. On February 6, 2003, SEC Form 15-12g-4(a)(1)(11) was filed to terminate the Companys prior registration under the 1934 Act.

International Group Holdings, which was incorporated on December 19, 2002 in the State of Florida under the terms of the reverse acquisition, I.G.H. was acquired by GCSC. After the acquisition, IGH ceased operations as a Florida Corporation.

NOTE 3.      REVERSE MERGER.

On April 3, 2003, a reverse merger occurred between Global Cyber Sports.com, Inc., a Utah corporation and International Group Holdings, Inc., a Florida Corporation. The shares at the time of the merger were as follows:
      28,007,332 issued to Global Cyber Sports.com, Inc.
      66,666,666 issued to International Group Holdings, Inc.
      94,673,998 Total Shares issued prior to the split.

The 94,673,998 shares were subject to a 10 for 1.5 reverse stock split. Additional shares were issued for cancellation of corporation debt and prior consulting fees for Global Cyber Sports Com. Inc. before the merger date of April 3, 2003.
After the completion of the merger, Global Cyber Sports Com, Inc. changed its name to International Group Holdings, Inc.

NOTE 4      INVESTMENTS
On January 1, 2003, International Group Holdings, Inc. purchased by the issuance of shares as per contractual agreements for the following assets and companies as follows:

1. International Yacht Sales Group Ltd. This UK company is the yacht sales division including all of the franchises, software and business model.
2. Emedi8. This Companys business is in software development and is a UK company.
3. IWorldRealty.This companys business is in developing real estate and is a UK Company.
4. International Marine Services. This companys business is in the marine repair and spares business including business model and software. This is a UK company.
5. International Boat Services. This companys business is in timeshare and charter operations and is a USA corporation.
6. International Offshore Inc. This is a publicity and marketing company under development and is a USA corporation.

A major stockholder of the Company is also a major stockholder of the above listed companies.

NOTE 5      RELATED PARTY TRANSACTIONS
Two Stockholders loaned monies to the corporation with zero interest rate.On April 3, 2003, the company issued 500,000 shares for consulting fees to an independent consultant. Additionally the company issued 100,000 shares to another independent consultant.

NOTE 6      FISCAL YEAR.
The Company adopted a fiscal year end of December 31st.

NOTE 7      CURRENCY EXCHANGE
The financial statements are presented in dollar increments based upon the United States Currency Exchange.

1.2. 2003 2nd Quarter Earnings Summary April to June 2003
Management Accounts 2003        Profit and Loss
Values in Sterling                    Targets           Actual to date
Income                         April 1 through Dec 31 2003
Income       Total Volume of sales  13,450,000.00         3,163,899.00
Office commissions
     (50% of available)              403,500.00              90,250.47
Master franchise Fees
based on 15% return                   60,525.00              13,537.57
Franchise Sales                      210,000.00              40,000.00
For Sale By owner income              47,041.90                   0
Advertising income                     1,150.00                   0
	Total Income                   318,716.90              53,537.57

Head office costs
Expenditure
Office costs      Lease                 7,200.00             1,500.00
                  Rates                 1,680.00               150.00
    Maint/capital purchase              900.00                 0
Operating costs   Insurance             4,800.00               800.00
                  Telephone             1,080.00               987.54
                  Mobile                1,620.00               929.76
                  Electricity             750.00               250.00
                  Stationary              900.00                39.95
                  Computers             1,500.00               154.95
                  Wages PA/Secretary   13,500.00                 0
                  Director             27,000.00            12,000.00
                  PAYE                  4,050.00               549.88
                  Commission driven
                  Franchise sales      42,000.00            12,000.00
Business agents fees
                  Sales expense         6,500.00             1,120.00
Accountancy                               900.00             8,000.00
Travel and miscellaneous exp            4,500.00             1,000.00
Marketing         Yachtworld              630.00               800.00
                  Boats and Yachts      1,080.00               550.00
                  Magazine advertising
                  Boats and Yachts     10,650.00                640.00
                  IPC Magazine              0                     0
     Total Expenses                   131,240.00             41,472.08
Net Profit                            187,476.90             12,065.49

US Dollars                         $  301,837.81            $19,425.44


2.Contractual Exhibits
2.1. Agreement for the Exchange of Common Stock between International Group Holdings Inc. and Global Cyber Sports.Com Inc.

THE SECURITIES WHICH ARE THE SUBJECT OF THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE 1933 ACT), NOR REGISTERED UNDER ANY STATE SECURITIES LAW, AND ARE RESTRICTED SECURITIES AS THAT TERM IS DEFINED IN RULE 144 UNDER THE 1933 ACT. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT, OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT, THE AVAILABILITY OF WHICH IS TO BE ESTABLISHED TO THE SATISFACTION OF THE COMPANY.

      AGREEMENT FOR THE EXCHANGE OF COMMON STOCK
      AGREEMENT made this 6th day of March, 2003, by and between Global Cyber Sports.com, Inc., a Utah corporation, (the ISSUER), International Group Holdings, Inc., a Florida corporation (IGH) and for the benefit of the individual shareholders,(the SHAREHOLDERS), which SHAREHOLDERS own of all the issued and outstanding shares of IGH.
	In consideration of the mutual promises, covenants, and representations contained herein, and other good and valuable consideration,

      THE PARTIES HERETO AGREE AS FOLLOWS:
      1.    a.  EXCHANGE OF SECURITIES. Subject to the terms and conditions of this Agreement, ISSUER agrees to issue to SHAREHOLDERS, pro-rata, a total of 66,666,666 shares of the common stock of ISSUER, $0.001 par value (the Shares), in exchange for all the issued and outstanding shares of IGH, such that IGH shall become a wholly owned subsidiary of the ISSUER.
            b.  REVERSE SPLIT OF COMMON STOCK.  Subsequent to the issuance of 66,666,666 to SHAREHOLDERS as outlined in 1(a) above, ISSUER shall conduct a reverse split of its common stock at a ratio of 1.5:10, such that there shall be approximately 14,199,071 shares of ISSUER outstanding after the issuance in 1(a) and the reverse split in 1(b) herein.
            c.  NAME CHANGE.  In connection with this Agreement, ISSUER shall change its name from Global Cybersports.com, Inc. to International
Group Holdings, Inc.
            d. REDOMICILE. In connection with this Agreement, ISSUER shall redomicile to either the state of Nevada or Florida within a period of one year, in the sole discretion of ISSUERs Board of Directors at the time such action is taken.
     2.   REPRESENTATIONS AND WARRANTIES. ISSUER represents and warrants to
                  SHAREHOLDERS and IGH the following:
            i.   Organization.     ISSUER is a corporation duly organized,
validly existing, under the laws of Utah, and has all necessary corporate powers to own properties and carry on a business, and is duly qualified to do business and is in good standing in Utah. All actions taken by the Incorporators, directors and shareholders of ISSUER have been valid and in accordance with the laws of the State of Utah.
            ii.  Capital. The authorized capital stock of ISSUER consists of 100,000,000 shares of common stock, $0.001 par value, of which 27,993,804 are issued and outstanding. All outstanding shares are fully paid and nonassessable, free of liens, encumbrances, options, restrictions (with the exception of Rule 144 requirements) and legal or equitable rights of others not a party to this Agreement.  Following this closing, there shall be a total of 94,566,666 shares of common stock of ISSUER issued and outstanding and therewill be no outstanding subscriptions, options, rights, warrants, convertible securities, or other agreements or commitments obligating ISSUER to issue or to transfer from treasury any
additional shares of its capital stock.   None of the outstanding shares
of ISSUER are subject to any stock restriction agreements. All of the shareholders of ISSUER to the best of ISSUERs knowledge and belief have valid title to such shares and acquired their shares in a lawful transaction and in accordance with the laws of Utah.
            iii. Financial Statements. The financial statements of ISSUER are being prepared in accordance with generally accepted accounting principles consistently followed by ISSUER throughout the periods indicated, and fairly present the financial position of ISSUER as of the date of the balance sheet and the financial statements, and the results of its operations for the periods indicated. ISSUER is not current in its filings with the Securities and Exchange Commission.
           iv.   Absence of Changes.   ISSUERs last filing with the SEC was
in June, 2000 and included ISSUERs first quarter 2000 financial statement. After this filing in June, 2000, ISSUER lost its contract through TSSP to sell Ferrari wear, etc. The loss of this contract resulted in a substantial adverse change in ISSUERs business and  financial condition.
            v. Liabilities. ISSUER does not have any debt, liability, or obligation of any nature, whether accrued, absolute, contingent, or otherwise, and whether due or to become due, other than $51,000 (fifty-one thousand)
in shareholder loans which are to be repaid pursuant to the January 14, 2003 Letter of Intent between IGH and ISSUER and $678 (Six hundred seventy-
eight dollars) in Utah back taxes. ISSUER is not aware of any pending, threatened or asserted claims, lawsuits or contingencies involving ISSUER or its common stock.  There is no dispute of any kind between the ISSUER and any third party, and to the best of ISSUERs knowledge and belief no such dispute will exist at the closing of this Agreement.  At closing,to the best of ISSUERs knowledge and belief,ISSUER will be free from any and all liabilities, liens, claims and/or commitments except those forestated.
            vi.  Ability to Carry Out Obligations.	To the best of ISSUERs
knowledge and belief, ISSUER has the right, power, and authority to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement by Issuer and the performance by ISSUER of its obligations hereunder will not cause, constitute, or conflict with or result in (a) any breach or violation or any of the provisions of or constitute a default under any license, indenture, mortgage, charter,instrument, articles of incorporation, bylaw, or other agreement or instrument to which ISSUER or its shareholders are a party, or by which they may be bound, nor will any consents or authorizations of any party other than those hereto be required,
(b)an event that would cause ISSUER to be liable to any party, or (c) an event that would result in the creation or imposition or any lien, charge or encumbrance on any asset of ISSUER or upon the securities of ISSUER to be acquired by SHAREHOLDERS.
          vii.      Full Disclosure.      To the best of ISSUERs knowledge
and belief, none of the representations and warranties made by the ISSUER, or in any certificate or memorandum furnished or to be furnished by the
ISSUER, contains or will contain any untrue statement of a material fact, or omit any material fact the omission of which would be misleading.
          viii.   Power of Attorney.      No person holds a power of attorney
from ISSUER.
            ix.   Compliance with Laws.   To the best of ISSUER?s knowledge
and belief, and with the exception of not filing back Utah ($678 due) and Federal tax returns ($0 due) and Security and Exchange Commission quarterly and annual reports, ISSUER has complied with, and is not in violation of any federal, state, or local statute, law, and/or regulation pertaining to ISSUER. To the best of ISSUERS knowledge and belief, ISSUER has complied with all federal and state securities laws in connection with the issuance,sale and distribution of its securities.
            x.     Litigation.        To the best of ISSUERs knowledge and
belief, ISSUER is not a party to any suit, action, arbitration, or legal, administrative, or other proceeding, or pending governmental investigation.
To the best knowledge of the ISSUER, there is no basis for any such action or proceeding and no such action or proceeding is threatened against ISSUER and ISSUER is not subject to or in default with respect to any order, writ, injunction, or decree of any federal, state, local, or foreign court, department, agency, or instrumentality.
            xi.   Conduct of Business.   Prior to the closing, ISSUER shall
conduct its business in the normal course, and shall not (1) sell, pledge, or assign any assets (2) amend its Articles of Incorporation or Bylaws,
(3) declare dividends, redeem or sell stock or other securities, (4)
incur any liabilities, (5) acquire or dispose of any assets, enter into any contract, guarantee obligations of any third party, or (6)enter into any other transaction.
            xii. Documents. All minutes, consents or other documents pertaining to ISSUER to be delivered at closing shall be valid and in accordance with the laws of Utah.
           xiii.  Expenses.   ISSUER will pay all public notice costs,
closing costs and will be solely responsible for costs of restoring the company with the State of Utah.  However, IGH has agreed to advance ISSUER
$678 for the purpose of restoring ISSUER to good standing with the state of Utah, $2,500 to be paid to ISSUERs independentauditor to bring ISSUERs financial statements current, $51,000 in shareholder loans to be repaid in compliance with the terms of the Letter of Intent executed January
14, 2003, $500 to be paid to InterWest Transfer Co., Inc. (ISSUER?s transfer agent) for 2003 annual maintenance fee and a maximum of $1,000 to be paid to InterWest to perform services in connection with this
Agreement.
             xiv.  Title.     The Shares to be issued to SHAREHOLDERS
will be, at closing, free and clear of all liens, security interests, pledges, charges, claims, encumbrances and restrictions of any kind, shall be issued pursuant to Regulation D,Section 506 and 4(2)of the Act and shall bear a Rule 144 legend. None of such Shares are or will be subject to any voting trust or agreement. No person holds or has the right to receive any proxy or similar instrument with respect to such shares, except as provided in this Agreement, the ISSUER is not a party to any agreement which offers or grants to any person the right to purchase or acquire any of the securities to be issued to SHAREHOLDERS. There is no applicable local, state or federal law, rule, regulation, or decree which would, as a result of the issuance of the Shares to SHAREHOLDERS, impair, restrict or delay SHAREHOLDERS' voting rights with respect to the Shares.

        3.   SHAREHOLDERS and IGH represent and warrant to ISSUER the
             following:
        i.   Organization.    IGH is a corporation duly organized,
validly existing, and in good standing under the laws of Florida, has all necessary corporate powers to own properties and carry on a business, and is duly qualified to do business and is in good standing in Florida and has 10,000,000 shares of its common stock issued and outstanding and no other stock or class thereof issuer and outstanding. All actions taken by the Incorporators, directors and shareholders of IGH have been valid and in accordance with the laws of Florida.
            ii. Shareholders and Issued Stock. Exhibit A annexed hereto sets forth the names, shareholdings and consents of 100% of IGH shareholders to this transaction.
           iii.  General Obligations.	Following the closing, ISSUER
shall comply with applicable federal and state securities laws.
            iv. Counsel. SHAREHOLDERS and IGH represent and warrant that prior to Closing, that they are represented by independent counsel or have had the opportunity to retain independent counsel to represent them in this transaction

      4. INVESTMENT INTENT. SHAREHOLDERS agree that the shares being issued pursuant to this Agreement may be sold, pledged, assigned, hypothecate or otherwise transferred, with or without consideration
(a Transfer), only pursuant to an effective registration statement under the Act, or pursuant to an exemption from registration under the Act, the availability of which is to be established to the satisfaction of ISSUER.

      5. CLOSING. The closing of this transaction shall take place at the offices of Mintmire & Associates, 265 Sunrise Avenue, Suite 204, Palm Beach, FL 33480.

      6.    DOCUMENTS TO BE DELIVERED AT CLOSING.
i.    By the ISSUER

            (1) Shareholder consents executed by shareholders of the ISSUER reflecting greater than the requisite majority necessary to conduct the actions contemplated herein.

            (2) A shareholder list certified by ISSUERs transfer agent of even date herewith.

            (3) Board of Directors Minutes authorizing the issuance of a certificate or certificates for 66,666,666 Shares, registered in the names of the SHAREHOLDERS equal to their pro-rata holdings in IGH. All certificates shall be delivered by ISSUER?s transfer agent promptly after closing. The cost of each certificate transaction shall be the responsibility of IGH and/or SHAREHOLDERS.

            (4)   The resignation of all officers of ISSUER.

            (5) A Board of Directors resolution appointing Gregg Fryett, Charles Alliban, B. Alan Dubrow and David Farr as directors of ISSUER.

            (6) The resignation of all the directors of ISSUER, except that of SHAREHOLDERS designees (Gregg Fryett, Charles Alliban, B. Alan Dubrow and David Farr), dated subsequent to the resolution described in 5, above.

            (7) All current and proposed SEC filings of the ISSUER, which shall include a current balance sheet and statements of operations, stockholders equity and cash flows for the twelve (12) month period then ended covered in said filings.

            (8) All of the business and corporate records of ISSUER in ISSUERs possession, including but not limited to correspondence files, bank statements,checkbooks, savings account books, minutes of shareholder and directors meetings, financial statements, shareholder listings, stock transfer records, agreements and contracts.

            (9) Such other minutes of ISSUERs shareholders or directors as may reasonably be required by SHAREHOLDERS and in the possession of ISSUER.
             ii.  By SHAREHOLDERS AND IGH:

            (1) Delivery to the ISSUER, or to its Transfer Agent, a Resolution canceling the issued and outstanding stock of IGH.

            (2) Consents signed by all IGH shareholders consenting to the terms of this Agreement.

            (3) Shareholder list of IGH certified by IGH?s secretary dated of even date herewith.

      7.      REMEDIES.

            i.     Arbitration.     Any controversy or claim arising out
of, or relating to, this Agreement, or the making, performance, or interpretation thereof, shall be settled by arbitration in Palm Beach, Florida in accordance with the Rules of the American Arbitration Association then existing, and judgment on the arbitration award may be entered in any court having jurisdiction over the subject matter of the controversy.

          8.       MISCELLANEOUS.

            i.    Captions and Headings.  The Article and paragraph
headings throughout this Agreement are for convenience and reference only, and shall in no way be deemed to define, limit, or add to the meaning of any provision of this Agreement.
           ii.    No oral change.     This Agreement and any provision
hereof, may not be waived, changed, modified, or discharged orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, or discharge is sought.
          iii.   Non Waiver.     Except as otherwise provided herein, no
waiver of any covenant, condition, or provision of this Agreement shall be deemed to have been made unless expressly in writing and signed by the party against whom such waiver is charged; and (I) the failure of any party to insist in any one or more cases upon the performance of any of the provisions, covenants, or conditions of this Agreement or to exercise any option herein contained shall not be construed as a waiver or relinquishment for the future of any such provisions, covenants, or conditions, (ii) the acceptance of performance of anything required by this Agreement to be performed with knowledge of the breach or failure of a covenant, condition, or provision hereof shall not be deemed a waiver of such breach or failure, and (iii) no waiver by any party of one breach by another party shall be construed as a waiver with respect to any other or subsequent breach.
           iv.    Time of Essence.    Time is of the essence of this
Agreement and of each and every provision hereof.
           v.     Entire Agreement.   This Agreement contains the entire
Agreement and understanding between the parties hereto, and supersedes all prior agreements and understandings.
          vi.     Counterparts.      This Agreement may be executed
simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
         vii.    Notices.    All notices, requests, demands, and other
communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date of service if served personally on the party to whom notice is to be given, or on the third day after mailing if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid, and properly addressed, and by fax, as follows:
ISSUER:                 Global Cyber Sports.com, Inc.
                        Mr. Tony Broughton
                        Unit 2 The Doughty Building,
                        Crow Arch Lane,
                        Ringwood,
                        Hants BH24 1NZ
                        England
                        Phone:(011) 44-1425-479234
                        Fax:(011) 44-1794-522-868

IGH:                    International Group Holdings, Inc.
                        829  SW 11 th Street
                        Fort Lauderdale, FL 33315
                        Phone: 954-632-6567
                        Fax:   954-522-8671

With a copy which shall	Mintmire & Associates
not constitute notice to:    265 Sunrise Avenue
                             Suite 204
                             Palm Beach, FL 33480
                             Phone  (561) 832-5696
                             Fax:   (561) 659-5371
       IN WITNESS WHEREOF, the undersigned has executed this Agreement this 3rd day of April 2003.

GLOBAL CYBER SPORTS.COM, INC.	INTERNATIONAL GROUP HOLDINGS, INC.


By:____Tony Broughton___________       By:__Gregg Fryett_____
___________________, President           __________________, President

                      I, Tony Broughton, in my individual capacity, do hereby
certify that the terms and conditions,                     representations
and warranties as set forth herein are true and accurate to the best of my knowledge.

      TONY BROUGHTON
      ___________________



3. Letters of Intent.
3.1. Letter of Intent with International Yachtmaster Training

                  LETTER OF INTENT
           INTERNATIONAL GROUP HOLDINGS INC. (IGHI)
          AND INTERNATIONAL YACHTMASTER TRAINING, INC. (IYT)


This lays out the terms of a Letter of Intent between International Group Holdings, Inc., hereinafter referred to as?IGHI?, a publicly traded corporation domiciled in Utah and International Yachtmaster Training, Inc., hereinafter referred to as IYT which is a privately owned Florida corporation.

PREAMBLE: In discussions held between the parties, a business strategy has been defined to develop IYTs business as follows:

1. Development of IYTs yacht training school's worldwide affiliate licensing program, crew placement agencies and associated ventures on a worldwide basis.

CONTINGENCY: This Letter of Intent is contingent upon due diligence by both parties and acceptance and approval by the shareholders of both corporations as soon as practical.

TERMS:
1. IGHI will acquire 30% of the ownership of IYT.
2. IGHI will obtain the right of first refusal for IYT?s future issuance or sale of stock to be defined in further agreements.
3. At closing IGHI will issue $400,000.00 in restricted shares as defined by IGHIs memorandum (2,000,000) of stock at a share value of $.20 Cents per share and $200,000.00 in cash. If the market price does not reach a minimum market price of $.20 cents within 6 months of the date of closing then the difference shall be made up in a proportionate number of shares issued by IGHI to bring the value of shares to $400,000.00.
4. An additional funding in cash and or stock of up to $200,000.00 as needed in accordance with a mutually agreed upon budget. These funds will be through an additional acquisition, or IGHI guaranteed loan to be drawn down as needed 90 days after closing or sooner if approved by the IGHI board of directors.
5. Each corporation is responsible for its own due diligence.
6. Both parties acknowledge that time is of the essence and the necessary approvals from each company?s respective shareholders shall be obtained in an expeditious and timely manner.
7. This Letter of Intent is contingent upon the representative endorsements within 10 working days of today?s date.
8. IYT will provide suitable office space for IGHI?s international corporate office.
9. IGHI has one seat on the board of directors of IYT.
10.This letter is agreed subject to IGHI receiving its funding in a timely manner.
11.That a management contract be entered into with Mark Fry and Christopher
   Robert Taylor securing their managerial services on behalf of IYT. 12.Provided that the terms and conditions described herein are acceptable, please endorse this document on the signature lines below.




___________________________          ____________________________
INTERNATIONAL GROUP                  INTERNATIONAL YACHT
HOLDINGS, INC.                       MASTERS TRAINING, INC.
July 3, 2003



3.2. Letter of Intent with World Wide Connect
                    JUNE 27th 2003
                    LETTER OF INTENT
            INTERNATIONAL GROUP HOLDINGS, INC. (IGH)
                AND WORLDWIDE CONNECT (WWC)


This lays out the terms of a Letter of Intent between IGH, a publicly traded Utah domiciled corporation and Worldwide
Connect (WWC) a privately held corporation for IGH to acquire WWC.

PREAMBLE
In discussions held between the parties, a two-pronged business strategy has been defined to develop WWC's business with IGHI
(and Emedi8, the media wing of IGHI), as follows:

1. Development Hosting and sale of websites and associated businesses.
2. Development of a worldwide phone company.

Items 1 and 2 above will include 1,000 websites with an approximate value of $1 Million and the entire contents of the Data Centre that are owned by WWC, with an approximate value of no less than $250,000.
 WWC will be the exclusive operators of the Data Centre.

CONTINGENCY
This letter is contingent upon due acceptance by both of the parties and shareholder approval by both corporations as soon as practical.

TERMS
1.  IGH will acquire the assets as shown free of all debt.
2. At closing, IGHI will issue $600,000 worth of shares at a value of $.20 each.
3. At closing, agreement will be made for 2004 for Directors of WWC to qualify to purchase an additional 1,000 shares at a cost of $0.20 or share value at closing for each for each $10,000 of net profit over $200,000.excluding web sites.
4. At closing, an agreement will be made for the sale of websites developed or stand-alone. Upon the sale, IGH will receive 25% of the income.
5. Each current company is responsible for its own due diligence, each of the other.
6. Both parties acknowledge that time is of the essence and as necessary approvals from each company's respective shareholders shall be obtained in a timely manner.
7. WWC and IGH pay their own legal costs. In the event WWC fail to complete up to $1000 of legal cost will be paid to IGHI regardless of reasons for non-completion.
8. This letter is contingent upon both parties? representatives signing this letter within 48 hours from today's date.
9. WWC will provide key man insurance for $ 600,000.00 in favour of IGHI at their expense.

Provided that the terms and conditions described herein are acceptable, please endorse this letter on the signature line below.





_______________________________________        _________________
For International Group Holdings Inc.          Date


_______________________________________        __________________
For Worldwide Connect                          Date



4.Articles of Incorporation
4.1. Articles of Incorporation
These Articles of Incorporation have been previously filed with the SEC. Please see SEC file No. 000-29767.


4.2. Articles of Amendment to Articles of Incorporation. (Additional new amendments) Articles of Incorporation Amendments have previously filed with the SEC. Please see SEC file No. 000-29767.


5. Byelaws
5.1. By-Laws
Byelaws of IGH are filed with the SEC. Please see SEC file No. 000-29767.


5.2. Amendment to By-Laws
Byelaw amendments of IGH are filed with the SEC. Please see SEC file
No. 000-29767
                        ARTICLES OF AMENDMENT
                              TO THE
                              Byelaws
                              OF
                  International Group Holdings Inc.

      The following provisions of the Byelaws of International Group Holdings Inc, a Utah corporation, ("Corporation") adopted on April 3, 2003 and they hereby are amended in the following particulars:

 ARTICLE VI
                   THE BOARD OF DIRECTORS

       Section 6.01. NUMBER AND QUALIFICATIONS. The business and affairs of the Corporation shall be managed by a Board of not less than three
(3) Directors nor more than five (5) Directors, unless the Corporation has less than three shareholders entitled to vote for the election of directors, then, the Corporation may have a minimum number of directors equal to these shareholders who need not be residents of this state and these shareholders need have no other qualifications. The number of Directors may be increased from time to time by amendment of this section. BE IT RESOLVED that the Board of Directors of International Group Holdings, Inc. herewith amends ARTICLE VI. Section 6.01. NUMBER AND QUALIFICATIONS. of the Corporations By-Laws as follows:
ARTICLE VI

THE BOARD OF DIRECTORS

          Section 6.01. NUMBER AND QUALIFICATIONS. The business and affairs of the Corporation shall be managed by a Board of not less than three (3) Directors nor more than ten (10) Directors, unless the Corporation has less than three shareholders entitled to vote for the election of directors, then, the Corporation may have a minimum number of directors equal to these shareholders who need not be residents of this state and these shareholders need have no other qualifications. The Board, at its discretion, may appoint any qualified individual to the Board without shareholder approval. Any director so appointed shall serve until the next annual meeting of the shareholders. The number of Directors may be increased from time to time by amendment of this section.


BY______Gregg Fryett_______________________________
Acting Chairman of the Board


BY_______Charles Alliban______________________________
Secretary

April 3rd, 2003

6. Miscellaneous Exhibits
6.1. Specimen Common Stock Certificate
SPECIMEN COMMON STOCK CERTIFICATE has been previously filed with the SEC. Please see SEC file No. 000-29767.